

August 16, 2012

<u>Via Facsimile</u>
Duncan A. Forbes, Mol. III
Chief Executive Officer
López Cotilla No. 829
Int. 1 Col. Americana C.P. 44160
Guadalajara, JAL, Mexico

> **Re:** **Eurasia Design, Inc.**
> **Amendment Number 1 to Form 8-K**
> **Filed August 14, 2012**
> **File No. 0-54499**

Dear Mr. Forbes:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure.

Please respond to this letter within five business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 4.01 Changes in Registrant's Certifying Accountant, page 2

1. It appears that you filed this report as an amendment to Form 8-K filed July 10, 2012. As such, (i) the amendment should be filed under cover of Form 8-K marked with the letter "A" to designate the document as an amendment and (ii) the amendment should include the complete text of each item as amended. Please refer to Exchange Act Rule 12b-15. In addition, the cover page should be revised to reflect the date of the earliest event reported, which is July 3, 2012 and the letter from GBH CPAs, PC dated July 6, 2012 should be filed as an exhibit to the amendment. Please amend your filing to address these matters. In doing so, you should provide the disclosures required by Item 304 (a)(1)(ii), (iv) and (v) of Regulation S-K in regard to the dismissal of GBH CPAs, PC, which were provided in Form 8-K filed July 10, 2012.

2. We understand that you desired to engage Salles, Sainz – Grant Thornton, S.C. as your independent registered public accounting firm for fiscal year ended December 31, 2012

because you intended to change your fiscal year from May 31 to December 31 as a result of the acquisition of Linea Deportiva Prince Mexico, S.A. de C.V. We also understand that you have not yet consummated the acquisition because Salles, Sainz – Grant Thornton S.C. did not consent to the use, and inclusion of its audit report on the financial statements of Linea Deportiva Prince Mexico, S.A. de C.V. for the years ended December 31, 2011 and 2010 in Form 8-K filed July 11, 2012. As such, it appears that you have not yet changed your fiscal year end and instead have engaged De Joya Griffith & Company, LLC to audit your financial statements for the year ended May 31, 2012. Please provide disclosures that clarify why you engaged De Joya Griffith & Company, LLC to audit your financial statements for the year ended May 31, 2012 rather than for the year ended December 31, 2012.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Yolanda Guobadia at (202) 551-3562 if you have questions. In her absence you may contact me at (202) 551-3344.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief